FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica — Performance Share Plan	4

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
In accordance with Article 47 of Royal Decree 1362 of October 19, and Article 82 of the Spanish Stock Market Act, (Ley del Mercado de Valores), TELEFÓNICA, S.A. hereby reports the following
RELEVANT INFORMATION
The Board of Directors of TELEFÓNICA, S.A., at its meeting held on July 30th, 2008 resolved, preceded by the relevant favourable report from the Nominating, Compensation and Corporate Governance Committee, to allocate the shares corresponding to the third cycle of the “Performance Share Plan 2006” authorised by the Annual General Shareholders’ Meeting of the Company held on June 21st, 2006.
It is attached the breakdown with the number of shares allotted to the Directors and Executive Officers who are beneficiaries of the Plan.
Madrid, August 1st, 2008.

Communication of remuneration plans for
Directors or Executive Officers (Royal Decree 1362/2007 of October 19)
LIST OF DIRECTORS AND EXECUTIVE OFFICERS WHO ARE BENEFICIARIES OF THE PLAN
I.- Executive Directors.

	Maximum number of	Percentage of
First name and surname	shares allotted	share capital
Mr. César Alierta Izuel	148,818	0.003%
Mr. Julio Linares López	101,466	0.002%
Mr. José María Álvarez- Pallete López	67,644	0.001%
II.- Executive Officers.

	Maximum number of	Percentage of
First name and surname	shares allotted	share capital
Mr. Santiago Fernández Valbuena	67,644	0.001%
Mr. Guillermo Ansaldo Lutz	60,879	0.001%
Mr. Matthew Key	99,637	0.002%
Mr. Luis Abril Pérez *	31,492	0.001%
Mr. Calixto Ríos Pérez *	15,488	0.000%
Mr. Ramiro Sánchez de Lerín García- Ovies *	30,975	0.001%

*
In order to maintain the scope of application of previous communications related to the Plan, it is reported the number of shares allotted to these Executive Officers, even it would be uncalled-for by Article 47 of the Royal Decree 1362/2007 of October 19.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: August 1st, 2008	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors